EMPLOYMENT AGREEMENT


     This Employment Agreement (the "Agreement") is made and entered into July 17, 1998 by and between DeCrane Aircraft Holdings, Inc. (the "Company") and R. Jack DeCrane ("Executive") based on the following facts:

     A. Executive is currently employed by the Company in the capacity as Chief Executive Officer ("CEO") and is a key executive of the Company.

     B. The Company desires to employ Executive for the term of this Agreement on the terms and conditions specified in this Agreement; Executive desires to be employed and to perform the services described herein pursuant to the terms of this Agreement.

     C. The Compensation Committee of the Board of Directors (the "Committee") has recommended that Executive be employed pursuant to the terms of this Agreement and the Board of Directors of the Company (the "Board") has approved the recommendation of the Committee.

     Based on the foregoing facts and circumstances and for good and valuable consideration, receipt of which is hereby acknowledged, the Company and Executive agree as follows:

     1. TERM OF AGREEMENT. Except as otherwise provided herein, the term of this Agreement shall commence effective July 1, 1998 and shall continue through June 30, 2001 (the "Term").

     2. DUTIES. Executive agrees to be employed as the CEO of the Company during the Term and to devote his full business time and attention to the Company. Executive may devote such of his time as reasonable to his personal investments and to civic and/or charitable activities. Executive may serve as a director or trustee of any other corporation or trust with the consent of the Board, which consent will not unreasonably be withheld. Executive's duties shall not be diminished, nor will the responsibilities be decreased from those currently in effect. The Company will not assign duties to the CEO inconsistent with those attendant to the position of a Chief Executive Officer and a director of the Company. Except as specified by the terms of this Agreement, the powers and duties of Executive may be more specifically determined by the Board from time to time.

     3. COMPENSATION. During the Term, Executive shall receive the following compensation and benefits:

          A. SALARY. During the first year of the Term, the Company shall pay Executive an annual base salary of $310,000 payable on the regular payroll dates for employees of the Company; for each subsequent year during the Term, Company shall pay Executive an annual salary in an amount at least equal to the sum of (i) Executive's annual base salary for the preceding year, plus (ii) an additional amounts as favorable to Executive as pay increases paid by the Company for other executives of the Company;

          B. BONUS. During the Term, the Company shall pay Executive bonus payments annually (said bonus payments, together with Executive's salary as provided in Section 3.A., being sometimes collectively referred to herein as "Compensation"), as a percentage of his annual base salary in effect at the time of the payment of such bonus payment based upon the Company's achievement of mutually agreed performance goals as set forth in the Company's operation plan approved by the Board for such year. For the calendar year 1998, the bonus payment shall be based upon the Company's achievement of earnings before taxes, depreciation and amortization ("EBITDA") as specified in Executive's Employment Agreement dated September 1, 1994 (the 1994 Employment Agreement) and at the percentages specified in the chart below; provided, however, no portion the bonus shall be based upon EBITDA of any business for any period prior to the date such business was acquired by the Company. During each subsequent year during the Term, the bonus payments shall be based upon the Company's achievement of earnings per share ("EPS") as determined pursuant to generally accepted accounting principles ("GAAP") consistently applied and followed in connection with the preparation of the Company's audited financial statements, as follows:

               Level of Achievement as a            Bonus as a Percentage of
               Percentage of Performance Goal       Annual Base Salary

               EPS equals 80%                                55%
               EPS equals 90%                                65%
               EPS equals 100%                               75%
               EPS equals 110%                               85%
               EPS equals 120%                              100%

Said bonus shall be deemed earned on a pro rata basis throughout the year;

          C. INCENTIVE STOCK OPTIONS. Pursuant to the Company 1993 Share Incentive Plan (the "Plan"), the Company shall from time to time make awards to Executive and Executive shall receive options to purchase shares of the Company's Common Stock subject to the terms of the Plan. The Executive is hereby awarded options to purchase 50,000 shares at the Designated Current Price, specified below (the "1998 Award"). As used herein, "Designated Current Price" means the closing price of the Company's Common Stock on the Nasdaq National Market on July 16, 1998 as notified to the Holder by the Company in a separate writing, based upon the price therefor as reported in the Wall Street Journal issue dated July 17, 1998. Subject to earlier vesting as provided in the Option Agreement, the options granted pursuant to this Section 3.C. shall vest 1/2 on July 31, 1998, and1/2on July 31, 1999;

          D. AVTECH BONUS. In consideration for the services performed by Executive in the Company's acquisition of Avtech Corporation on June 26, 1998, the Company shall concurrent with the execution of this Agreement pay to Executive $500,000.

          E. EXECUTION BONUS. To induce Executive to enter into this Employment Agreement, Company shall concurrent with the execution of this Agreement, pay Executive $250,000.

          F. CONTINUATION BONUS. So long as Executive is employed by the Company on January 1, 1999, Company shall pay to Executive on January 2, 1999 the sum of $150,000.

          G. BENEFITS. During the Term, the Company shall provide to Executive, his spouse and his eligible dependents and maintain in full force and effect throughout the Term, group insurance (including conversion features) and benefits, including life, major medical, dental, vision and the related benefits as have been provided to Executive, his spouse and his eligible dependents during the immediately preceding year (the "Health Care Benefits"). Without limiting the Health Care Benefits provided in the foregoing sentence, the Company shall provide to Executive life insurance with a death benefit of not less than $1 million. Without limiting the Health Care Benefits to be provided to Executive, the Company may provide the Health Care Benefits pursuant to group insurance plans if available to the Company on such basis;

          H. PROFIT SHARING PLAN. The Company agrees that Executive will be a participant, on the same basis as other executives, in any profit sharing or other deferred compensation or qualified retirement plan adopted or maintained during the Term;

          I. TRAVEL. The Company shall reimburse or pay directly all business-related travel, entertainment and other expenses of Executive at a level of accommodation as provided to Executive during the immediately preceding year;

          J. VACATION. Executive shall provide Executive annually not less than four weeks of paid vacation but not less than the amount of vacation provided to employees of the Company or any of its subsidiaries with tenure equal to that of Executive.

     4. TERMINATION. The Company may terminate the employment of Executive at any time with or without "Cause." Except as provided in Section 4C, in the event that the Company terminates the employment of Executive without Cause, the Company shall be obligated to pay Executive compensation and provide benefits pursuant to Section 3.A, 3.B and 3.G for eighteen months. Executive's right to receive Compensation and Health Care Benefits from the Company pursuant to the foregoing sentence, shall not be diminished by Executive's receipt of compensation in connection with employment by any person or entity other than the Company. In the event of termination for Cause, Executive shall not be entitled to Compensation following the last date of Executive's employment by the Company.

          A. FOR CAUSE. As used in this Agreement, "Cause" shall mean (i) any material act of dishonesty constituting a felony (of which Executive is convicted or pleads guilty) which results or is intended to result directly or indirectly in substantial gain or personal enrichment to Executive at the expense of the Company, or (ii) after notice of breach delivered to Executive specifying in reasonable detail and a reasonable opportunity for Executive to cure the breaches specified in the notice, the Board, acting by a two thirds vote, after a meeting held for the purpose of making such determination and after reasonable notice to Executive and an opportunity for him together with his counsel to be heard before the Board, determines, in good faith, other than for reasons of physical or mental illness, Executive willfully and continually fails to substantially perform his duties pursuant to this Agreement and such failure results in demonstrable material injury to the Company. The following shall not constitute Cause: (i) Executive's bad judgment or negligence,
               (ii) any act or omission by Executive without intent of gaining therefrom directly or indirectly a profit to which Executive was not legally entitled, (iii) any act or omission by Executive with respect to which a determination shall have been made that Executive met the applicable standard of conduct prescribed for indemnification or reimbursement of payment of expenses under the By-Laws of the Company or the laws of the State of Delaware as in effect at the time of such act or omission.

          B. The Company may terminate this Agreement without Cause at any time by giving Executive 90 days notice, subject to Executive's right to receive Compensation and Health Care Benefits as provided in this Section 4.

          C. COMPENSATION UPON TERMINATION FOLLOWING A CHANGE OF CONTROL. In addition to the rights and benefits accruing to Executive as otherwise described in this Agreement, in the event that (i) a Change of Control shall have occurred while Executive is employed hereunder and (ii) the Executive's employment hereunder shall be involuntarily terminated for any reason other than Cause, death or disability or Executive shall terminate his employment hereunder for Good Reason, then the Company shall make the following payments to Executive within 15 days following the date of such termination of employment (the "Termination Date") (in the case of (i) and (ii) below) and provide the following benefits to Executive after the Termination Date (in the case of (iii), (iv), (v), (vi) and (vii) below), subject in each case to any applicable payroll or other taxes required to be withheld and subject to the provisions of Section 5 relating to limitations on parachute payments:

               (1) The Company shall pay Executive a lump sum amount in cash equal to $1 less than three times the sum of (a) Executive's average base salary and (b) Executive's average bonus, in each case, during the five calendar years immediately preceding the Termination Date.

               (2) The Company shall pay Executive a lump sum amount in cash equal to accrued but unpaid salary and bonus through the Termination Date, and unpaid salary with respect to any vacation days accrued but not taken as of the Termination Date.

               (3) The Company shall continue to provide Executive Health Care Benefits on terms no less favorable to Executive and his dependents covered thereby (including with respect to any costs borne by Executive) than the greater of (i) the coverage provided on the date of the Charge of Control or
                    (ii) the coverage provided by the Company immediately prior to the Termination Date. Such benefits shall be provided for the beginning on the Termination Date and ending on the first to occur of (i) the date of Executive's employment (including self-employment) in a position providing substantially the same or greater benefits as Executive's assignment with the Company on the Termination Date, or (ii) the second anniversary of the Termination Date.

               (4) The Company shall pay to Executive a lump sum amount in cash equal to the invested portion of the Company's contributions to Executive's account under any of the Company's plans that are "qualified" under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), to which the Company makes contributions to employee accounts in effect as of the Termination Date (the "Savings Plan"), plus an amount in cash equal to two times an amount equal to the amount of the Company's annual contribution on behalf of Executive pursuant to the Savings Plans as in effect on the date of the Change of Control or the Termination Date, whichever is greater. For purposes of this Section, the Company's matching contributions to the Savings Plans shall be deemed to be at the maximum percentage contribution to which Executive could be entitled under the Savings Plans.

                    In addition, within five days following the Termination Date, Executive shall be paid in cash as amount equal to the Company's matching contributions determined pursuant to the Savings Plans as in effect on the date of the Change of Control or the Termination Date, whichever is greater, which would have accrued to the benefit of Executive had he continued his participation in, and elected to make the maximum contributions under, the Savings Plans for the period of 24 months from the Termination Date or until December 31 of the year in which Executive would reach age 65, whichever is the shorter period. The benefits received by Executive pursuant to this Section are in addition to any benefits that were vested prior to the Termination Date in accordance with the terms of the Savings Plans.

               (5) Within five days following the Termination Date, the Company shall pay to Executive (i) an amount in cash equal to the vested and invested amounts that have been credited to Executive's account or accounts under any deferred compensation plan that the Company maintains for its employees as of the Termination Date whether or not then vested, plus (ii) an amount equal to the total amount required to be, or actually, credited to Executive's account, including interest equivalents, for the year in which the Termination Date occurs.

               (6) Within five days following the Termination Date, the Company shall select and engage at Company's expense a nationally recognized executive placement firm reasonably satisfactory to Executive to provide outplacement consulting services to Executive until the first to occur of the date of Executive's employment (including self-employment) and the second anniversary of the Termination Date.

               (7) Notwithstanding anything set forth in this Section 4(C), if the benefits payable pursuant to this Agreement, either alone or together with other payments which the Executive has the right to receive either directly or indirectly from the Employer or any of its Affiliates, would constitute an excess parachute payment (the "Excess Payment") under
                    Section 280G of the Code, the Executive hereby agrees that the benefit payable pursuant to this Agreement shall be reduced (but not below zero) by the amount necessary to prevent any such payments to the Executive from constituting an Excess Payment, as determined by such independent public accounting firm with a national reputation as the Employer shall select.

     Executive is not required to seek other employment or otherwise mitigate the amount of any payments to be made by the Company pursuant to this Agreement.

     As used in this Agreement, "Change of Control" shall mean an event involving the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), assuming that such Schedule, Regulation and Act applied to the Company, provided that such a Change of Control shall be deemed to have occurred at such time as: (i) any "person" (as that term is used in Sections 13(d) and 14(d)(2) of the Exchange
Act) (other than an Excluded Person (as defined below)) becomes, directly or indirectly, the "beneficial owner" (as defined in Rule 13d-3 under the Exchange
Act) of securities representing 20% or more of the combined voting power for election of members of the Board of Directors of the then outstanding voting securities of the Company or any successor of the Company, excluding any person whose beneficial ownership of securities of the Company or any successor is obtained in a merger or consolidation not included in paragraph (iii) below;
(ii) during any period of two consecutive years or less, individuals who at the beginning of such period constituted the Board of Directors of the Company cease, for any reason, to constitute at least a majority of the Board, unless the appointment, election or nomination for election of each new member of the Board (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) was approved by a vote of at least two-thirds of the members of the Board of Directors then still in office who were members of the Board at the beginning of the period or whose appointment, election or nomination was so approved since the beginning of such period; (iii) there is consummated any merger, consolidation or similar transaction to which the Company is a party as a result of which the persons who were equity holders of the Company immediately prior to the effective date of the merger or consolidation shall have beneficial ownership of less than 50% of the combined voting power for election of members of the Board of Directors (or equivalent) of the surviving entity or its parent following the effective date of such merger or consolidation; (iv) any sale or other disposition (or similar transaction) (in a single transaction or series of related transactions) of (x) 50% of more of the assets or earnings power of the Company or (y) business operations which generated a majority of the consolidated revenues (determined on the basis of the Company's four most recently completed fiscal quarters for which reports have been completed) of the Company and its subsidiaries immediately prior thereto, other than a sale, other disposition, or similar transaction to an Excluded Person or to an entity of which equityholders of the Company beneficially own at least 50% of the combined voting power; (v) any liquidation of the Company. For purposes of this definition of Change of Control, the term "Excluded Person" shall mean and include (i) any corporation beneficially owned by shareholders of the Company in substantially the same proportion as their ownership of shares of the Company and (ii) the Company.

     As used in this Agreement, "Good Reason" shall mean the occurrence, following a Change of Control, of any one of the following events without Executive's consent: (i) the Company assigns Executive to any duties substantially inconsistent with his position, duties, responsibilities, status or reporting responsibility with the Company immediately prior to the Change of Control, or assigns Executive to a position that does not provide Executive with substantially the same or better compensation, status, responsibilities and duties as Executive enjoyed immediately prior to the Change of Control; (ii) the Company reduces the amount of Executive's base salary as in effect as of the date of the Change of Control or as the same may be increased thereafter from time to time, except for across-the-board salary reductions similarly affecting all senior executives of the Company; (iii) the Company fails to pay Executive an annual bonus consistent with this Agreement and bonuses consistent with past practices are paid to any other senior executives of the Company; (iv) the Company modifies Executive's annual bonus attributable to the performance levels; (v) the Company changes the location at which Executive is employed by more than 50 miles from the location at which Executive is employed as of the date of this Agreement; or (vi) the Company breaches this Agreement in any material respect, including without limitation failing to obtain a succession agreement from any successor to assume and agree to perform this Agreement.

          D. DEATH. In the event of Executive's death, the Company shall pay to Executive's personal representative for a period of one year following the death of Executive (i) Executive's annual base salary and (ii) Executive's bonus and the Company shall provide to Executive's widow and eligible dependents Health Care Benefits for such one year period.

          E. DISABILITY. The Company may terminate the Executive if the Executive is unable for a period of 180 consecutive days to perform his duties as a result of being "disabled" as defined in this Section 4.E. "Disabled" shall mean (i) a determination by a physician selected by Executive and approved by the Board that Executive is suffering from total disability and (ii) the Company has given Executive 30 days notice of potential termination and within such 30 day period Executive has not returned to the full time performance of his duties.

     5. MITIGATION. Executive is not required to seek other employment or otherwise mitigate the amount of any payments to be made by the Company pursuant to this Agreement.

     6. ASSIGNMENT. Neither Company nor Executive shall have the right to assign its respective rights pursuant to this Agreement. The Company shall require any proposed successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance reasonably satisfactory to Executive, to expressly assume and agree to perform this agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, concurrent with the execution of a definitive agreement with the Company to engage in such transaction.

     7. This Agreement shall be binding on the inure to the benefit of Executive and his heirs and the Company and any permitted assignee. The Company shall not engage in any transaction, including a merger or sale of assets unless, as a condition to such transaction such successor organization assumes the obligations of the Company pursuant to this Agreement.

     8.   NOTICES.

          If to Company:         DeCrane Aircraft Holdings, Inc.
                                 2361 Rosecrans Avenue, Suite 180
                                 El Segundo, CA  90245
                                 Attention:  Chief Financial Officer
                                 Fax:  (310) 643-0746

          If to Executive:       R. Jack DeCrane
                                 14020 Old Harbor Lane, Unit 208
                                 Marina del Rey, CA  90292
                                 Fax:  (310) 822-1159

     9. FACSIMILE SIGNATURES, EXECUTION AND DELIVERY. This Agreement shall be effective upon transmission of a signed facsimile by one party to the other.

     10. MISCELLANEOUS. This Agreement supersedes and, except as incorporated herein, makes void any prior agreement between the parties (including but not limited to the 1994 Employment Agreement), and sets forth the entire agreement and understanding of the parties hereto with respect to the matters covered hereby, except for changes in Compensation as provided in this Agreement by action of the Committee and may not otherwise be amended or modified except by written agreement executed by the Company and the Executive. This Agreement shall be governed by and construed in accordance with the laws of the State of California. The Company has retained special counsel to review this Agreement and consented to the firm of Spolin & Silverman advising Executive; this Agreement has been authorized by resolution of the Compensation Committee of the Board of Directors of the Company.

This Agreement has been executed on the date specified in the first paragraph.

                                   DeCRANE AIRCRAFT HOLDINGS, INC.


                                   By: /s/ JONATHAN A. SWEEMER
                                       Authorized Signatory


                                   EXECUTIVE


                                   /s/ R. JACK DECRANE
                                   R. Jack DeCrane